United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 000-32665

OGLEBAY NORTON COMPANY

(Exact name of registrant as specified in its charter)

North Point Tower, 1001 Lakeside Avenue, 15th Floor, Cleveland, Ohio 44114-1151, (216) 861-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1 Par Value
Rights to Purchase Preferred Stock
(Title of each class of securities covered by this Form)

Series A Convertible Preferred Stock, $0.01 par value per share(1)
Common Stock, $0.01 par value per share(1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: In connection with its emergence from chapter 11 bankruptcy protection on January 31, 2005, all outstanding shares of common stock and the related rights to purchase preferred stock were cancelled as of such date. Accordingly, the Company had no holders of such common stock or the related rights to purchase preferred stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Oglebay Norton Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2005	By:	/s/ Rochelle F. Walk
		Name:	Rochelle F. Walk
		Title:	Vice President, Secretary and General Counsel

(1)	Issued in connection with Oglebay Norton Company’s emergence from chapter 11 bankruptcy protection on January 31, 2005.